UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING           SEC FILE NUMBER

                                                                      0-1665
                                                                      ------
                                                                  CUSIP NUMBER

                                                                   233 065 101
                                                                   -----------

(Check One):   [ X ] Form 10-K and Form 10-KSB  [  ] Form 11-K    [  ] Form 20-F
               [   ] Form 10-Q and Form 10-QSB  [  ] Form N-SAR

         For Period Ended:    December 31, 2001
                            ----------------------------------------------

         [   ]    Transition Report on Form 10-K
         [   ]    Transition Report on Form 11-K
         [   ]    Transition Report on Form 20-F
         [   ]    Transition Report on Form 10-Q
         [   ]    Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         -------------------------------------

  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                                DCAP GROUP, INC
                               -----------------
                             Full Name of Registrant

                            -------------------------
                            Former Name if Applicable

                                  1158 Broadway
                                  -------------
            Address of Principal Executive Office (Street and Number)

                                Hewlett, NY 11557
                                -----------------
                            City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]    (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]    (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[   ]    (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company was unable to file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 within the prescribed time period due to the reorganization of the Company's management structure.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Barry Goldstein                     (516)             374-7600
          ----------------------------------------------------------------------
             (Name)                       (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

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(3)       Is it  anticipated  that any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change
---------------------------------

It is anticipated that the Company will report revenues for the year ended December 31, 2001 of approximately $3,520,000 as compared to $7,815,424 for the year ended December 31, 2000. The Company will report a loss of approximately $930,000 for 2001 as compared to a loss of $3,718,297 for 2000.

The decrease in revenue was primarily due to a reduction of approximately $4,366,200 in insurance commission and fee revenue. This reduction was caused by the sale or closure of 11 stores in 2000 and an additional 9 stores in 2001.

The decrease in net loss was primarily caused by the reduction in operating expenses of approximately $5,097,000 in 2001, as well as the fact that the year 2000 loss included a loss on sale of stores of $2,136,681 as compared to a gain on sale of $56,043 in 2001.

                                DCAP GROUP, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 1, 2002                              By: /s/ Barry Goldstein
     -------------                                  --------------------------
                                                    Barry Goldstein
                                                    Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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